SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

California Capital Z, LLC

10182 Culver Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 47012E106	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,622 (See Item 5)
	8	SHARED VOTING POWER 5,687,845 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 239,622 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,687,845 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,927,467 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES* Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

* See Instructions

SCHEDULE 13D/A

CUSIP No. 47012E106	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Z, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 5,687,845 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,687,845 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,687,845 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – limited liability company

* See Instructions

SCHEDULE 13D/A

CUSIP No. 47012E106	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NantWorks LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,500,000 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,500,000 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – limited liability company

* See Instructions

SCHEDULE 13D/A

CUSIP No. 47012E106	PAGE 5 OF 8 PAGES

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”), on October 15, 2012, by California Capital Z, LLC, a limited liability company (“California Capital”), and Dr. Patrick Soon-Shiong with respect to the common stock, par value $0.001 per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), as amended by (i) Amendment No. 1 thereto, filed with the SEC on April 9, 2013, (ii) Amendment No. 2 thereto, filed with the SEC on April 10, 2013, and (iii) Amendment No. 3 thereto, filed with the SEC on July 15, 2013. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On July 18, 2013, California Capital purchased 1,336,081 shares of Common Stock on the open market at a weighted average purchase price of approximately $7.41 per share (or approximately $9,893,796 in the aggregate). The funds used by California Capital to purchase such shares of Common Stock were from internal sources, including working capital or funds provided by Dr. Soon-Shiong.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

The following calculations of percentage ownership of the outstanding Common Stock are based on 22,306,338 shares of Common Stock outstanding as of May 9, 2013, as reported in the Form 10-Q filed by the Company with the SEC on May 10, 2013.

(a)-(b)	Due to its ownership of the Warrant (as defined in Amendment No. 3 to this Schedule 13D), NantWorks may be deemed to beneficially own 1,500,000 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

California Capital directly owns 4,187,845 shares of Common Stock, representing approximately 18.8% of the outstanding Common Stock. In addition, as the sole member of NantWorks, California Capital may be deemed to beneficially own all Common Stock beneficially owned by NantWorks. Accordingly, California Capital may be deemed to beneficially own, in the aggregate, 5,687,845 shares of Common Stock, representing approximately 23.9% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

Dr. Soon-Shiong directly owns 239,622 shares of Common Stock, representing approximately 1.1% of the outstanding Common Stock. In addition, as the sole member of California Capital, Dr. Soon-Shiong may be deemed to beneficially own all Common Stock beneficially owned by California Capital (including all Common Stock beneficially owned by NantWorks). Accordingly, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 5,927,467 shares of Common Stock, representing approximately 24.9% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

Dr. Soon-Shiong has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 239,622 shares of Common Stock that are directly owned by him. California Capital may be deemed to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 4,187,845 shares of Common Stock that are directly owned by California Capital with Dr. Soon-Shiong. NantWorks may be deemed to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 1,500,000 shares of Common Stock issuable upon exercise of the Warrant with California Capital and Dr. Soon-Shiong.

SCHEDULE 13D/A

CUSIP No. 47012E106	PAGE 6 OF 8 PAGES

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in response to this Item 5(c).

SCHEDULE 13D/A

CUSIP No. 47012E106	PAGE 7 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: July 22, 2013

CALIFORNIA CAPITAL Z, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

NANTWORKS LLC

By:	/s/ Charles Kenworthy
Its:	Authorized Signatory

SCHEDULE 13D/A

CUSIP No. 47012E106	PAGE 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of October 15, 2012, between California Capital Z, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 15, 2012).

2	Joint Filing Agreement, dated as of July 5, 2013, among Dr. Patrick Soon-Shiong, California Capital Z, LLC and NantWorks LLC (incorporated by reference to Exhibit 2 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013)

3	Warrant for the Purchase of Common Stock, dated as of September 12, 2012, by JAKKS Pacific, Inc. in favor of NantWorks LLC (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013).

4	Registration Rights Agreement, dated as of September 12, 2012, between JAKKS Pacific, Inc. and NantWorks LLC (incorporated by reference to Exhibit 4 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013).